Exhibit 99.3

ZenaTech Expands ZenaWorx Drone-based Construction Monitoring Software to Include Digital Terrain Modeling and Signs First AI Data Center Customer

The expanded LiDAR analytics offering for the earthworks phase delivered through Drone as a Service, is designed to generate recurring revenue across the life of a building project for commercial and public works customers.

Vancouver, British Columbia, (August 13, 2026) – ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions,  announces the expansion of ZenaWorx, its LiDAR (Light Detection and Ranging)-based construction progress monitoring software, offered through its Drone as a Service division, to include digital terrain modeling (DTM) capabilities. The company also announced the signing of its first paying customer for a building project in the AI data center construction market. The new DTM functionality currently at the beta stage, extends ZenaWorx beyond structural 3D progress tracking to include precise measurement of cut-and-fill volumes, grading accuracy, and drainage, capabilities that are central to the earthworks phase of large-scale AI data center campuses and other public works projects that often span across months and years over the duration of a building project.

“The AI data center construction market represents one of the largest infrastructure buildouts in a generation, and speed plus data quality and precision translate directly into cost and schedule savings for builders and contractors,” said Shaun Passley, Ph.D., CEO of ZenaTech. “By expanding ZenaWorx into digital terrain modeling, we can offer AI data center developers, as well as public works customers such as landfill operators and municipalities managing drainage and grading projects, a faster and richer view of what is happening on site than traditional survey methods allow. Importantly, this is a recurring revenue opportunity for ZenaTech. Rather than a single site visit, we intend to partner with customers across the full life of a project, from initial earthworks through ongoing monitoring, building a durable, subscription-based relationship with every customer we sign.”

ZenaWorx combines the company’s Enterprise SaaS expertise incorporated into Drone as a Service jobs, focused on processing drone and LiDAR-captured data and transforming it into visual, analytics-driven construction progress insights. Originally introduced as a virtual design and construction (VDC) 3D progress monitoring tool, the software has now been expanded to include digital terrain modeling, allowing project teams to track cut-and-fill volumes, grading, and elevation changes in addition to structural and site-progress monitoring. The software is intended to support standardized reporting and performance tracking across construction projects, with broader applications expected to be explored over time.

Drone-based digital terrain modeling uses drone-mounted LiDAR or photogrammetric sensors to generate a highly accurate digital representation of the ground surface, capturing elevation, slope, and grading data that can be compared against engineering plans throughout a construction project. VDI is used across construction, mining, agriculture, and public infrastructure to measure cut-and-fill volumes, monitor drainage patterns, and verify compliance with site design. According to MarkWide Research, the global digital elevation model market is projected to grow from approximately $3.8 billion in 2026 to $10.04 billion by 2035, a compounded annual growth rate of approximately 11.4%, driven by survey needs in public works and government sectors.

ZenaTech’s Drone as a Service (DaaS) division provides on-demand turnkey drone piloting, data capture, and data processing services to commercial, government, and infrastructure customers, allowing them to access aerial data and automation without owning or operating their own drone fleets. The division is being built through an acquisition-led strategy that combines local low-tech service providers into a global network, creating a scalable platform for delivering recurring revenue aerial and data services such as surveying, inspections, power washing and construction progress monitoring.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform industrial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division. The Company is executing an acquisition-led DaaS strategy to digitize and automate legacy service industries like land surveys and inspections, driving drone-based rich data analytics and scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for surveying, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, the IQ Square is an outdoor drone designed for power washing and inspections use in commercial and government sectors, and the IQ Quad is for land surveys.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech’s ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech’s ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.